UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP
(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.
(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES
(Title of Class of Securities)

400506101
(CUSIP Number)
WESTON HILL EQUITY HOLDINGS, LP c/o LCA Capital 10 Rockefeller Plaza, Suite 826 New York, NY, 10020 (212) 333-3377 Ext. 11
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400506101
1.	Name of Reporting Person.
I.R.S. Identification Nos. of above persons (entities only)
Weston Hill Equity Holdings, LP
98-0676537

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,150,653
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,150,653
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,150,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.

Percent of Class Represented by Amount in Row (11)

6.32% based upon 476,850,000 Series B Shares outstanding as of December 31, 2012 (as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 15, 2013)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 400506101
1.	Name of Reporting Person.

Carlos Laviada Ocejo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,730,653
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,730,653
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,730,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.

Percent of Class Represented by Amount in Row (11)

6.44% based upon 476,850,000 Series B Shares outstanding as of December 31, 2012 (as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 15, 2013)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 400506101
1.	Name of Reporting Person

Laura Diez Barroso Azcárraga
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,730,653
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,730,653
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,730,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.

Percent of Class Represented by Amount in Row (11)

6.44% based upon 476,850,000 Series B Shares outstanding as of December 31, 2012 (as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 15, 2013)

14.	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 is being filed by Weston Hill Equity Holdings, LP (“Weston”), Carlos Laviada Ocejo and Laura Diez Barroso Azcárraga (together the “Reporting Persons”) with respect to the Series B Shares, without par value (the “B Shares”), of Pacific Airport Group (the “Issuer” or the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on October 28, 2010 (together with this Amendment No. 1, the “Schedule 13D/A”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding the following:

The source for funds used for the acquisitions of Shares as reported in Item 5 below was a combination of bank financing, capital contributions by Mrs. Diez Barroso into Weston, Mrs. Diez Barroso’s personal funds, and Mr. Laviada’s personal funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b) and (c) is hereby amended and supplemented by adding the following:

(a) As of the date hereof, none of the Reporting Persons own any Shares other than the Shares covered in this Schedule 13D/A. The Reporting Persons acquired the Shares in a series of open market transactions. As of the date hereof, Weston directly beneficially owns 30,150,653 Shares, representing 6.32% of outstanding Series B Shares of the Issuer. Mr. Laviada Ocejo directly beneficially owns 150,000 Shares. Because Mr. Laviada Ocejo is a general partner of Weston, he may be deemed an indirect beneficial owner of the 30,150,653 Shares directly owned by Weston. Mrs. Diez Barroso directly beneficially owns 430,000 Shares. Mrs. Diez Barroso may be deemed an indirect beneficial owner of 30,150,653 Shares owned directly by Weston by virtue of her participation in Weston. Mr. Laviada Ocejo and Mrs. Diez Barroso are husband and wife. Therefore, Mrs. Diez Barroso may be deemed to be an indirect beneficial owner of 150,000 Shares directly beneficially owned by Mr. Laviada Ocejo and Mr. Laviada Ocejo may be deemed an indirect beneficial owner of 430,000 Shares directly beneficially owned by Mrs. Diez Barroso, resulting in an aggregate beneficial ownership of 30,730,653 or 6.44% of outstanding Series B Shares of the Issuer by each of Mr. Laviada Ocejo and Mrs. Diez Barroso. Each of Mr. Laviada Ocejo and Mrs. Diez Barroso disclaim any beneficial ownership in the Shares reported on this Schedule 13D/A except to the extent of their respective pecuniary interest therein.

Exhibit 99.2, which is incorporated by reference into this Item 5 as if restated in full, describes all of the transactions in the Shares that were effected in the past 60 days by the Reporting Persons. The amounts reported in the “Weighted Average Price Per Share” column in Exhibit 99.2 reflect a weighted average price for the Shares purchased or sold on the particular day.

(b) See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the Shares by the Reporting Persons.

(c) Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated as of October 28, 2010, among Weston Hill Equity Holdings, LP, Carlos Laviada Ocejo and Laura Diez Barroso Azcárraga.
99.2	Trading Data (filed herewith).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2013

WESTON HILL EQUITY HOLDINGS, LP

By: Carlos Laviada Ocejo

/s/ Carlos Laviada Ocejo
Name: Carlos Laviada Ocejo, General Partner

Carlos Laviada Ocejo

By:	/s/ Carlos Laviada Ocejo
Name: Carlos Laviada Ocejo

Laura Diez Barroso Azcárraga

By:	/s/ Laura Diez Barroso Azcárraga
Name: Laura Diez Barroso Azcárraga